Exhibit 99.1

Faraday Future Releases Letter From its Board of Directors and Founder, YT Jia,
Encouraging all Stockholders to Vote at the Company’s AGM

Los Angeles, CA (July 19, 2024) -- Faraday Future Intelligent Electric Inc. (Nasdaq: FFIE) (“FFIE” or the “Company”), a California-based global shared intelligent electric mobility ecosystem company, today released an open letter from its Board of Directors along with FFIE’s Founder, YT Jia, thanking all stockholders for their ongoing support and asking all FFIE stockholders to vote at the Company’s upcoming Annual Meeting of Stockholders to be held on July 31, 2024.

Dear Fellow Faraday Future Stockholders,

We, the Board of Directors of Faraday Future Intelligent Electric Inc., along with our Founder, YT Jia, are writing to express our sincere gratitude for your ongoing support and to highlight the importance of your vote at the Company’s Annual Meeting of Stockholders to be held on July 31, 2024. Over the past years, we have experienced numerous ups and downs. We thank you for your steadfast support of Faraday Future over the years. You have protected our shared dreams and saved Faraday Future.

Your Participation is Vital

YOUR VOTE IS CRITICAL to ensure we have enough votes to satisfy the quorum requirements for the Annual Meeting. If a sufficient number of shares do not vote, we will be unable to hold our Annual Meeting at which we will seek approval to increase our authorized shares and to grant the Board discretion to effectuate a reverse stock split, among other matters. Failure to approve the former would make it impossible for the Company to raise additional capital to support the Company in achieving strategic objectives, and failure to approve the latter could lead to our delisting from Nasdaq. The failure of any of these proposals could result in significant losses for our stockholders. For the benefit of all FF stockholders, it is imperative that we maintain the Company’s listed status. We believe that only then will the Company have the opportunity to create long-term value for our stockholders.

WE URGE YOU TO PARTICIPATE and vote your shares as soon as possible and VOTE IN FAVOR of all proposals presented.

Why Proposals 3 and 4 are Critical

Vote FOR Proposal 3 (Share Authorization Proposal): Approval by stockholders of this proposal would authorize an increase in the number of authorized shares of the Company’s common stock. Approval is expected to help pave the way for future strategic investments that could support a ramp up of production and delivery of the FF 91 and support the development of a China-US automotive industry bridge strategy. Your affirmative vote is essential in ensuring we have the necessary resources to capitalize on these opportunities.

“Authorized” versus “Outstanding” shares

Authorized shares reflects the maximum number of shares that may be issued by the Company. An increase in authorized shares would support the Company in meeting its existing obligations to issue shares of common stock as and when these obligations become due, as well as share issuances related to potential acquisition transactions, stock dividends or splits, stock issuances pursuant to employee benefit plans and other corporate purposes. Outstanding shares reflects the number of shares issued. We are seeking approval to increase the number of authorized shares, which would result in an increase over time in outstanding shares to support the aforementioned activities and obligations.

What are the consequences if Proposal 3 is not approved?

The failure to obtain stockholder approval of the Share Authorization Proposal would prohibit the Company from raising capital and may potentially result in the Company filing for bankruptcy. It could also hinder the Company from meeting its existing obligations to issue shares of common stock as and when these obligations become due, as well as hinder acquisition transactions, stock dividends or splits, stock issuances pursuant to employee benefit plans and other corporate purposes.

Vote FOR Proposal 4 (Reverse Stock Split Proposal): This proposal seeks stockholder approval for a reverse stock split with a ratio of between 2 to 1 and to 40 to 1. This measure is intended to help the Company meet the minimum bid price requirement necessary to maintain listing status on the Nasdaq Capital Market. The Nasdaq Hearings Panel has granted the Company’s request for continued listing, conditional upon meeting the minimum bid price requirement by August 31, 2024. Approval of a reverse stock split would help avoid delisting, which the Company believes is crucial. That said, if the stock price naturally meets Nasdaq’s minimum bid requirements, the Company’s Board of Directors may determine to defer or not implement a reverse stock split.

Why are we proposing a reverse stock split of up to 40 to 1?

The reverse stock split is mathematical and doesn’t change your relative ownership in the Company, but it does affect the number of shares outstanding and the price per share. While 40 to 1 is the maximum ratio that the Company’s Board of Directors may approve, we believe it would be prudent to provide a margin of safety over the longer term with respect to Nasdaq’s minimum bid requirement given it is not possible to predict how Faraday Future’s stock price will develop.

What are the consequences if Proposal 4 is not approved?

The failure to obtain approval of the Reverse Stock Split Proposal would likely result in our common stock becoming delisted by Nasdaq. Delisting by Nasdaq may also hinder the Company’s ability to raise financing.

Your Vote is Crucial

Your vote, whether you plan to attend the Annual Meeting or not, is crucial. You can cast your vote by internet, telephone, or mail. Should you require assistance or have any questions regarding the voting process, please visit our voting instruction websites at https://www.ff.com/us/Vote2024/ for English and https://www.faradayfuturecn.com/cn/Toupiao2024/ for Chinese.

Your support is integral to our ability to move forward and achieve our strategic objectives. We thank you for your continued confidence and trust in Faraday Future.

ABOUT FARADAY FUTURE

Faraday Future is the pioneer of the Ultimate AI TechLuxury ultra spire market in the intelligent EV era, and the disruptor of the traditional ultra-luxury car civilization epitomized by Ferrari and Maybach. FF is not just an EV company, but also a software-driven intelligent internet company. Ultimately FF aims to become a User Company by offering a shared intelligent mobility ecosystem. FF remains dedicated to advancing electric vehicle technology to meet the evolving needs and preferences of users worldwide, driven by a pursuit of intelligent and AI-driven mobility.

FORWARD LOOKING STATEMENTS

This communication includes “forward looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements, which include statements regarding the Company’s plan to regain compliance with Nasdaq listing standards and the impacts of failing to regain compliance, the Company’s reverse stock split and increase in authorized shares proposals and the impact of such proposals not being approved by the Company’s stockholders, the Company’s intention to hold its annual meeting, and the Company’s growth strategy, are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, that may affect actual results or outcomes include, among others: the Company’s ability to continue as a going concern and improve its liquidity and financial position; the Company’s ability to satisfy the conditions for continued listing set forth by the Nasdaq Hearings Panel; the possibility that stockholder approval for the reverse stock split and/or the increase in authorized shares will not be obtained; the possibility that factors unrelated to the reverse stock split may impact the per share trading price of the Common Stock; the Company’s ability to regain compliance with, and thereafter continue to comply with, the Nasdaq listing requirements; the ultimate decision of the Nasdaq Hearings Panel; the Company’s ability to pay its outstanding obligations; the Company’s ability to remediate its material weaknesses in internal control over financial reporting and the risks related to the restatement of previously issued consolidated financial statements; the Company’s limited operating history and the significant barriers to growth it faces; the Company’s history of losses and expectation of continued losses; the success of the Company’s payroll expense reduction plan; the Company’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; the Company’s estimates of the size of the markets for its vehicles and cost to bring those vehicles to market; the rate and degree of market acceptance of the Company’s vehicles; the Company’s ability to cover future warrant claims; the success of other competing manufacturers; the performance and security of the Company’s vehicles; current and potential litigation involving the Company; the Company’s ability to receive funds from, satisfy the conditions precedent of and close on the various financings described elsewhere by the Company; the result of future financing efforts, the failure of any of which could result in the Company seeking protection under the Bankruptcy Code; the Company’s indebtedness; the Company’s ability to cover future warranty claims; insurance coverage; general economic and market conditions impacting demand for the Company’s products; potential negative impacts of a reverse stock split; potential cost, headcount and salary reduction actions may not be sufficient or may not achieve their expected results; circumstances outside of the Company’s control, such as natural disasters, climate change, health epidemics and pandemics, terrorist attacks, and civil unrest; risks related to the Company’s operations in China; the success of the Company’s remedial measures taken in response to the Special Committee findings; the Company’s dependence on its suppliers and contract manufacturer; the Company’s ability to develop and protect its technologies; the Company’s ability to protect against cybersecurity risks; the ability of the Company to attract and retain employees; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of the Company’s stock price. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on May 28, 2024, as amended on May 30, 2024 and June 24, 2024, and other documents filed by the Company from time to time with the SEC.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in connection with the proposals to be submitted to FF stockholders at its annual meeting seeking, among other proposals, approval to increase the number of authorized shares of common stock and to authorize a reverse split and proportionate reduction of authorized shares if the reverse stock split is implemented. In connection with the authorized share increase and the reverse stock split and proportionate reduction of authorized shares, the Company filed a proxy statement filed with the Securities and Exchange Commission on July 5, 2024 in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the proposed authorized share increase, reverse stock split and proportionate authorized share reduction proposals, and other matters described therein. The proxy statement was mailed to the Company’s stockholders on or around July 5, 2024. The proxy statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed authorized share increase, reverse stock split and proportionate authorized share reduction. The Company has also filed other documents regarding the proposed authorized share increase, reverse stock split and proportionate authorized share reduction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed authorized share increase, reverse stock split and proportionate authorized share reduction as they become available because they contain important information about these proposals.

Investors and security holders can obtain free copies of the proxy statement and all other relevant documents the Company has filed or will file with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at https://www.ff.com/or by written request to Faraday Future Intelligent Electric at 18455 S. Figueroa Street, Gardena, California 90248.

Participants in the Solicitation

FF and its Board of Directors and executive officers may be deemed to be participants in the solicitation of proxies from FF’s stockholders in connection with the proposed authorized share increase, reverse stock split and proportionate authorized share reduction and other matters described in the proxy statement. Information about the directors and executive officers of FF is set forth in the proxy statement for its 2024 annual meeting of stockholder, which was filed with the SEC on July 5, 2024. Investors may obtain additional information regarding the interest of FF and its directors and executive officers in the reverse stock split proposal by reading the proxy statement relating to the annual meeting. You may obtain free copies of these documents as described in the preceding paragraph.

Certain representatives of FF Global Partners Investment LLC, formerly FF Top Holding LLC (“FF Top”), and its indirect parent entity FF Global Partners, LLC (“FF Global”), including, without limitation, Jerry Wang and Weiwei Zhao (collectively, the “FF Top Representatives”), are additional participants in the solicitation of proxies in connection with the authorized share increase and the reverse stock split and proportionate reduction of authorized shares and other matters as described in the Proxy Statement. Information regarding the direct and indirect interests in the Company, by security holdings or otherwise, of FF Global, FF Top and the FF Top Representatives is included in the Proxy Statement and the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on May 28, 2024, as amended by the Form 10-K/A filed with the SEC on May 30, 2024 and June 24, 2024. Changes to the direct or indirect ownership of FF Top and FF Global are set forth in SEC filings on Schedule 13D/A.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed reverse stock split or authorized share cap. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FF, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors (English): ir@faradayfuture.com

Investors (Chinese): cn-ir@faradayfuture.com

Media: john.schilling@ff.com

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